Code of Ethics

At Parvin Fund Management (“Parvin” or the “Firm”), we are committed to serving as an investment adviser to mutual funds (“Clients”) with integrity in all of our efforts on their behalf. To meet that commitment, we have developed this Code of Ethics (the “Code”) that identifies our principles for professional conduct in the Firm’s investment advisory practice.

Parvin Fund Management Code of Ethics

Parvin Fund Management Code of Ethics

INTRODUCTION

Each of Parvin’s “access persons” has been furnished with a copy of our Code and has signed his/her name to a written acknowledgement attesting to his/her understanding of the Code and acceptance of its terms.

An “access person” is defined by the U.S. Securities and Exchange Commission (the “SEC”) as a supervised person of the Firm who has access to nonpublic information regarding clients' purchase or sale of securities, is involved in making securities recommendations to Clients or who has access to such recommendations that are nonpublic.

OBLIGATIONS OF THE FIRM TO ITS CLIENTS

Priority of Client Interests

When Clients sign an Adviser Agreement with Parvin, they place their trust in the Firm’s ability to manage assets effectively and within the highest standards of professional conduct. It is our policy to always keep Client interests ahead of our own and to maintain the priority of Client interests at all times.

Protection of Material Nonpublic Information

It is the Firm’s policy that each Client’s nonpublic information be kept strictly confidential and that it never be used in any manner other than for the purposes of carrying out our duties to Clients. Nonpublic information may include, but is not be limited to, current securities holdings, trading strategies, tax-related matters, and other confidential information.

Parvin will not tolerate the use of a Client’s nonpublic information in a manner that is inconsistent with the best interests of the Client. Behavior that involves misuse of a Client’s nonpublic information may result in severe disciplinary action, including termination for cause, criminal or civil action, arbitration, the issuance of restrictive orders against the Firm or its representatives by regulatory bodies, fines and other sanctions.

Conflicts of Interest

A conflict of interest occurs when the interests of the Firm and/or its representative(s) are contrary to the interests of Clients. Such a conflict can arise when a representative of the Firm pursues interests which prevent that individual from performing duties for Clients objectively and effectively. Conflicts of interest also arise when a representative or member of the representative's family receives certain benefits as a result of the individual's position with Parvin. An access person must not intentionally influence Parvin’s trading activities in a manner that would be beneficial to the individual access person, or his/her family members, business relationships, and acquaintances; nor shall an access person engage in activity that is detrimental to the Firm or its Clients. Any possible conflict of interest must be disclosed by any such access person and resolved before the Firm takes any action on behalf of Clients. Intentionally engaging in conflicted activities may result in severe disciplinary action, including termination for cause.

Parvin Fund Management Code of Ethics

COMPLIANCE WITH STATE AND FEDERAL SECURITIES LAWS

As a registered investment adviser, Parvin operates under the regulatory jurisdiction of the SEC and the Financial Industry Regulatory Authority (“FINRA”) (an independent, nongovernmental organization that writes and enforces the rules governing registered brokers and broker-dealer firms in the United States) as well as the state laws of its home state of South Dakota, and any jurisdiction in which its Clients are domiciled. The Firm recognizes that state and federal securities laws, rules, and regulations exist to protect the interests of the investing public and requires compliance therewith. Parvin has an “open door” policy and all employees of the Firm should seek guidance of the Firm’s Chief Compliance Officer (the “CCO”) whenever the applicability of a law, rule, regulation, or Firm policy may be subject to interpretation.

PERSONAL SECURITIES TRANSACTIONS AND HOLDINGS

Prevention of Trading Conflicts

All Parvin access persons must periodically report their personal securities holdings and transactions to the CCO to avoid any trading conflicts. An example of a trading conflict might involve a representative placing a trade for him or herself and then facilitating transactions for one or more Clients that is intended to create additional benefit (or prevent anticipated losses) for the representative. A common term for this practice is “trading ahead.” These reports monitor trading activities by the Firm’s representatives to help prevent possible trading which may subordinate Client interests. To prevent trading ahead of or “frontrunning” Client-related trading, access persons must clear with the CCO all personal trades.

Holding Reports

Each of the Firm’s access persons must submit to the CCO a report of securities holdings no later than 10 days after the person becomes an access person. At that time, the information submitted must be current as of a date no earlier than 45 days prior to the date the person became an access person. Additionally, the report must be updated at least once each 12-month period thereafter. Each such annual report must also be no older than forty-five (45) calendar days prior to the date the report is submitted. In lieu of supplying a holdings report, the access person may provide all of his/her brokerage and bank statements, and those of his/her spouse, reflecting the holdings in such accounts if the following information is included:

• The title and type of security and, as applicable, the ticker symbol or CUSIP number of the security;

• The number of shares, units, etc.;

• The principal amount of each security in which there is direct or indirect beneficial ownership by the access person or his/her spouse;

• The name of the broker, dealer or bank custodian where the account is maintained; and

• The date of the statement.

Parvin Fund Management Code of Ethics

Transaction Reports

Access persons are required to provide that all brokerage account statements as described in the immediately preceding section be sent directly from the custodian or other appropriate entity to the CCO. Depending on the level of account activity, statements must be provided to the CCO no less frequently than on a quarterly basis and no later than thirty (30) calendar days after the quarter’s end, containing the following information:

• The date of each transaction;

• The title and type of security and, as applicable, the ticker symbol or CUSIP number of the security;

• The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

• The number of shares, units, etc.;

• The interest rate and maturity date, as applicable;

• The price of the security at which the transaction was effected;

• The principal amount or market value of each security involved, if applicable;

• The name of the broker, dealer or bank with or through which the transaction was effected; and

• The date the access person submits the report.

Exceptions from Reporting Requirements

The requirements for reports of holdings and transactions shall not apply to:

• Any statement with respect to securities held in accounts over which the access person or spouse had no direct or indirect influence or control;

• A statement with regard to transactions effected pursuant to an automatic investment plan;

• Transactions and holdings in direct obligations of the U.S. Government;

• Money market instruments – bankers’ acceptances, bank CDs, commercial paper, repurchase agreements, and other “high quality, short-term debt instruments” (maturity at issuance of less than 366 days, and which is rated in one of the highest two categories by a Nationally Recognized Statistical Rating Organization as defined by the SEC, or which is unrated but is of comparable quality);

• Shares of money market funds;

• Transactions and holdings in shares of other types of mutual funds, unless Parvin or a control affiliate acts as the investment adviser for the fund;

• Transactions in units of a unit investment trust if the unit investment trust is invested exclusively in unaffiliated mutual funds; and

• Any transaction report that would duplicate the information provided on any brokerage account confirmations or account statements provided to the Firm so long as such statements or confirmations are provided to the Firm no later than thirty (30) calendar days after the applicable quarter end.

In an effort to ensure all required statements are being submitted to the CCO, Parvin, without prior, specific notice, may request reports and account statements for accounts and/or securities holdings/transactions of access persons that may not typically be subject to the routine reporting requirements described above. In this case, all access persons are required to disclose all brokerage and bank account numbers for accounts in which they or their spouses hold any securities together with his/her Employee Attestation as to such holdings. The potential for this non-routine review will also ensure that accounts that are exceptions from reporting requirements do not also include holdings that should be reported routinely.

IPO and Private Placement Policy

All of the Firm’s access persons must obtain approval from the CCO prior to directly or indirectly acquiring beneficial ownership in any security in an initial public offering, private placement or other offering exempt from registration requirements.

Parvin Fund Management Code of Ethics

REPORTING VIOLATIONS

Violations of this Code will be taken seriously. Each employee of Parvin has an obligation to report violations to the CCO in an expeditious manner after becoming aware that a violation has occurred. Reports of violations will be kept strictly confidential except as required under applicable laws. The Firm will also allow anonymous confidential submissions of reports of violations by third parties. Any breach of the confidentiality of a report of a violation of the Code will constitute a further violation of the Code and will be treated as such.

INTERNAL DELIEVERY OF CODE OF ETHICS

Each supervised and access person shall be provided a copy of the Code upon hire and Parvin’s CCO shall ensure that each such person is provided a copy of any updates to the Code and, if not updated, shall provide a copy of the current Code to all supervised persons of the Firm no less than annually.

The CCO shall maintain a current copy of Parvin’s Code at all times and shall also maintain a copy of an acknowledgement by each access person as to his/her receipt and agreement to abide by the Code as it may be amended. A Form of Acknowledgement is attached to this Code.

RECORD-KEEPING

With regard to its Code, Parvin will maintain the following books and records for a period of five years following the end of the calendar year during which the last entry was made on such record, the first two years in an easily accessible location:

• A copy of the current Code as well as copies of Codes in effect at any time within the previous five years;

• Records of violations and reports of violations of the Code, including records of the actions taken subsequent to such violations;

• Signed acknowledgements from each person who is currently, or was at some point during the previous five years, a supervised person that confirms his/her receipt, understanding, and acceptance of the Code. This acknowledgement will represent an obligation to adhere to the standards and provisions set forth in the Code;

• A record of the names of all persons who were access persons at any time within the previous five years;

• A record of each initial holding report made by an access person, as well as all brokerage and bank statements and confirmations collected in addition to or in lieu of such a report; and

• A record of any decision, and the reasons supporting the decision, to approve the acquisition of securities by access persons through an initial public offering, private placement or other unregistered securities transaction.

Office Address

Mailing Address

General Contact

Parvin Fund Management

Parvin Fund Management

Phone: 610-806-9001

101 S. Reid Street, Suite 307

P.O. Box 415

Fax: 866-670-0972

Sioux Falls, SD. 57103

Pocomoke City, MD 21851

Email: info@parvinfunds.com

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Endnotes

FUND MANAGEMENT

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